Exhibit 4.2

DESCRIPTION OF SECURITIES

The following description of the capital stock of Cheetah Net Supply Chain Service Inc. (“us,” “our,” “we,” or the “Company”) is a summary only. This summary is not complete and is subject to and qualified in its entirety by reference to the complete text of our Certificate of Incorporation and our Bylaws, copies of which have been filed with the U.S. Securities and Exchange Commission and incorporated by reference as exhibits to our Annual Report on Form 10-K of which this Exhibit 4.2 forms a part. We encourage you to read our Certificate of Incorporation and our Bylaws carefully, as well as the applicable provisions of the Delaware General Corporation Law (the “DGCL”), for more information.

General

The Company’s Certificate of Incorporation authorizes the issuance of a total of 2,200,500,000 shares of all classes of stock. This consists of 500,000 shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”). The remaining 2,200,000,000 shares are Common Stock, par value $0.0001 per share (“Common Stock”), divided into two classes: 2,000,000,000 shares of Class A Common Stock and 200,000,000 shares of Class B Common Stock.

Preferred Stock

There are 500,000 shares of undesignated Preferred Stock authorized for issuance. The Preferred Stock may be issued from time to time in one or more series. The Company’s board of directors (the “Board of Directors”), without the approval of our stockholders, is expressly authorized, by resolution or resolutions, to provide for series of Preferred Stock out of the unissued shares of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the powers (including voting powers) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof. The powers, preferences, and relative, participating, optional, and other special rights of each series of Preferred Stock, and any qualifications, limitations, or restrictions thereof, may differ from those of any and all other series at any time outstanding. The Common Stock is subject to the express terms of the Preferred Stock and any series thereof.

Any or all rights of any series of Preferred Stock may be superior to the rights of the Common Stock. Preferred Stock could be issued quickly with terms calculated to delay or prevent a change in control of the Company or to make the removal of management more difficult. Additionally, the issuance of Preferred Stock may decrease the market price of our Common Stock.

Common Stock

Voting Rights

Class A Common Stock carries one (1) vote per share, while Class B Common Stock carries fifteen (15) votes per share, on all matters submitted to a vote of stockholders. Subject to our Certificate of Incorporation and the DGCL, in elections of directors, those candidates receiving the greater number of votes cast at the meeting shall be elected, and any other corporate action shall be authorized by a majority of the votes cast at a meeting at which a quorum is present, unless otherwise provided by the DGCL, our Certificate of Incorporation, or our Bylaws.

Conversion Rights

Shares of Class B Common Stock are convertible into shares of Class A Common Stock at any time after issuance, at the option of the holder, on a one-to-one basis. Shares of Class A Common Stock are not convertible into shares of any other class.

Dividends

The Board of Directors may from time to time declare, and the Company may pay, dividends or other distributions on its outstanding shares of stock in the manner and upon the terms and conditions as the Board of Directors deems advisable and as may be permitted by our Certificate of Incorporation, the DGCL, and any other lawful restrictions imposed upon the Company. Such dividends or other distributions, when declared and permitted, may be paid in cash, stock, property, or any other permitted means lawfully declared by the Board of Directors.

Anti-Takeover Provisions

Delaware Law

We are subject to Section 203 of the DGCL, regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder” during the three year period after such stockholder becomes an “interested stockholder,” unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
●	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
●	on or subsequent to the date of the transaction, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 of the DGCL defines a “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;
●	subject to exceptions, any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) of 10% or more of the assets of the corporation to or with the interested stockholder;
●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

●	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and
●	the affiliates and associates of any such person.

Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws contain the following provisions that may have an anti-takeover effect:

●	Special meetings of stockholders may be called by the Board of Directors, our President, or by holders of at least twenty percent (20%) of the voting power of all shares entitled to vote at the meeting who sign, date, and deliver to the Secretary written demands describing the purpose or purposes of the meeting.
●	The Board of Directors is expressly authorized to adopt, amend, or repeal the Bylaws of the Company, subject to the rights of stockholders under the DGCL.
●	Our Certificate of Incorporation authorizes 500,000 shares of Preferred Stock. The Board of Directors is authorized to issue Preferred Stock in one or more series and to determine the rights, preferences, privileges, and restrictions of each series without further action by the stockholders, subject to applicable law.
●	The Company’s capital structure includes Class A Common Stock and Class B Common Stock. Each share of Class A Common Stock is entitled to one (1) vote per share, while each share of Class B Common Stock is entitled to fifteen (15) votes per share.
●	Unless otherwise restricted by our Certificate of Incorporation, stockholders may take action without a meeting, without prior notice and without a vote, if written consents are signed by holders having not less than the minimum number of votes necessary to authorize the action at a meeting at which all shares entitled to vote were present and voted.
●	Our Bylaws may be altered, amended, or repealed, and new Bylaws may be adopted, by the Board of Directors, subject to the right of the stockholders to amend or repeal our Bylaws as provided under the DGCL and our Bylaws. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of the Company.

Limitation of Liability and Indemnification

Limitation of Liability

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for certain breaches of directors’ fiduciary duties as directors, and our Certificate of Incorporation includes such an exculpation provision, which serves to limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

●	for any breach of their duty of loyalty to the Company or its stockholders;
●	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
●	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or
●	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal, or elimination of this provision by the stockholders will be prospective only and not adversely affect any right or protection of a director existing at the time of, or increase the liability of any director with respect to any acts or omissions occurring prior to, such amendment, repeal, or elimination.

As a result of this provision, the Company and its stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

Indemnification

To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of, and advancement of expenses to, directors, officers, and agents of the Company (and any other persons to which the DGCL permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors, or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL against all expense, liability, and loss, including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement, reasonably incurred or suffered by such person in connection therewith.

The right to indemnification includes the right to be paid by the Company the expenses, including attorneys’ fees, incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the DGCL so requires, an advancement of expenses shall be made only upon delivery to the Company of an undertaking by or on behalf of such indemnitee to repay all amounts so advanced if it is ultimately determined by final judicial decision that such indemnitee is not entitled to be indemnified for such expenses.

If a claim for indemnification or advancement of expenses is not paid in full by the Company within sixty (60) days (or twenty (20) days in the case of a claim for advancement of expenses) after a written claim has been received by the Company, the indemnitee may bring suit against the Company to recover the unpaid amount.

The rights to indemnification and advancement of expenses are not exclusive of any other right which any person may have or hereafter acquire under any statute, provision of our Certificate of Incorporation, Bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee, or agent of the Company or another corporation, partnership, joint venture, trust, or other enterprise against any expense, liability, or loss, whether or not the Company would have the power to indemnify such person against such expense, liability, or loss under the DGCL.

Transfer of Shares and Stock Certificates

Certificates representing shares of capital stock of the Company shall be consecutively numbered and state upon the face thereof the name of the person to whom issued, the number of shares, the fact that the Company is organized under the laws of the State of Delaware, and such other matters as the Board of Directors may approve or as may be required by the DGCL. Each certificate shall be signed, either manually or in facsimile, by the President and Secretary.

A transfer of shares of the Company shall be made only on the stock record books of the Company by the holder of record thereof or by such holder’s agent, attorney-in-fact, or other legal representative, upon surrender for cancellation of the certificate for such shares.

The Secretary, or any other officer designated by the Board of Directors, shall have full power and authority to place restrictive legends on any and all stock certificates to the extent reasonably believed necessary or appropriate to ensure the Company’s compliance with federal or any state’s securities laws or any legal obligation upon the Company by agreement or otherwise.

Listing

Our Class A Common Stock is listed on the Nasdaq Capital Market under the symbol “CTNT.”

Stock Transfer Agent

The transfer agent and registrar for our Class A Common Stock is VStock Transfer, LLC.